January 10, 2006

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-7010

Attn:  Edward M. Kelly

Re:                               KMG Chemicals, Inc.

Acceleration Request to Registration Statement on Form S-3, filed on November 22, 2005, as amended, File No. 333-129879 (“Registration Statement”)

Ladies and Gentlemen:

KMG Chemicals, Inc. (the “Company”) requests that the effective date of the Registration Statement be accelerated so that such Registration Statement will be declared effective at 11:00 a.m., New York City time, on Friday, January 13, 2006, or as soon thereafter as practicable.  In reference to this acceleration request, the Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•                  Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Registration Statement; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

KMG Chemicals, Inc.

By:	/s/ John V. Sobchak
John V. Sobchak
Chief Financial Officer